EXHIBIT 99.1

Brookfield Asset Management Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 13, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced that all eight nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s annual meeting of shareholders held on June 10, 2022 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,180,227,988	99.46	6,420,837	0.54
Angela F. Braly	1,179,597,273	99.41	7,051,552	0.59
Janice Fukakusa	1,177,393,622	99.22	9,255,203	0.78
Maureen Kempston Darkes	1,131,339,977	95.34	55,308,848	4.66
Frank J. McKenna	1,054,226,188	88.84	132,422,637	11.16
Hutham S. Olayan	1,181,582,738	99.57	5,066,087	0.43
Seek Ngee Huat	1,176,149,216	99.12	10,499,609	0.88
Diana L. Taylor	1,136,392,688	95.76	50,256,137	4.24

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, Bruce Flatt, Brian D. Lawson, Howard S. Marks, Rafael Miranda and Lord O’Donnell.

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

About Brookfield
Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with approximately US$725 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: +1 212 618-3469	Tel: +1 416 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com